EMBRAER – EMPRESA BRASILEIRA DE AERONáUTICA S.A.

CNPJ/MF No. 60.208.493/0001-81

NIRE 35.300.026.420

Public COMPANY

NOTICE TO THE MARKET
(of Material Fact)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A. (“Embraer”), as set forth in paragraph 4 of article 157 of Law 6,404/76 and CVM Instruction 358/02, hereby informs its shareholders and the market that at the Extraordinary General Shareholders’ Meetings of Embraer and Rio Han Empreendimentos e Participações S.A. (“New Embraer”, and jointly with Embraer, the “Companies”), held on March 31, 2006, the shareholders of the Companies approved the merger of Embraer with and into New Embraer, pursuant to the terms set forth in the Protocol of Merger and Justification (“Merger Agreement”), executed by the managements of the Companies on January 19, 2006 (the “Restructuring”).

The proposed Restructuring was announced to the market by means of Notices to the Market dated January 19 and March 20, 2006.

According to the terms of item 9.3 of the Merger Agreement, the holders owners of common shares of Embraer that timely and formally express, up to May 02, 2006, their disagreement with respect to the merger, will be entitled to exercise appraisal rights, such right being limited to the shares held by such shareholders until, and including, March 16, 2006. Holders of preferred shares shall not be entitled to appraisal rights, because such shares meet the requirements of liquidity and dispersion set forth in item II of article 137 of Law 6,404/76.

The dissenting holders of common shares may exercise their appraisal right based on the book value of Embraer’s shareholders’ equity, calculated on the base-date September 30, 2005, corresponding to R$ 6,61 per share, subject to the right to request the preparation of a special balance sheet, as set forth in paragraph 2 of article 45 of Law 6,404/76.

The Restructuring will allow the creation of a basis for the sustainability, growth and continuity of the businesses and activities of Embraer, as its implementation will provide adequate access to the capital markets and the enhancement of its capacity to finance and develop its expansion programs.

Upon approval of the merger, New Embraer has been renamed Embraer – Empresa Brasileira de Aeronáutica S.A. As universal successor of Embraer, New Embraer will request its registration as a public company before the Brazilian Securities and Exchange Commission – CVM, the listing of its shares on the Novo Mercado segment of the São Paulo Stock Exchange – BOVESPA and the listing of its American Depositary Shares – ADS on the New York Stock Exchange – NYSE.

The shareholders of Embraer interested in accessing any disclosed information regarding the Restructuring should contact the Investor Relations Department at 55-12-3927-4404, by e-mail at investor.relations@embraer.com.br, or on the website www.embraer.com.br.

São José dos Campos, March 31, 2006.

/s/ANTONIO LUIZ PIZARRO MANSO

EMBRAER – Empresa Brasileira de Aeronáutica S.A.

Antonio Luiz Pizarro Manso

Executive Vice President Corporate and CFO

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.